SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Telecom Argentina S.A. announces consolidated six month period (‘1H18’) and second quarter results for fiscal year 2018 (‘2Q18’)

2

FOR IMMEDIATE RELEASE

Market Cap P$236.9 billion

August 8th, 2018

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H18’) and second quarter results for fiscal year 2018 (‘2Q18’)*

Note: The merger between Telecom and Cablevisión was considered an inverse acquisition under IFRS 3 (Business Combinations), with Cablevisión being the surviving entity for accounting purposes. Thus, for the purposes of preparing the consolidated financial statements of Telecom Argentina as of June 30, 2018: i) the comparative figures as of December 31, 2017 and June 30, 2017 correspond to those that arise from the consolidated financial statements of Cablevisión at their respective dates; and ii) the corresponding information for the six-month period ended June 30, 2018, incorporates on the basis of figures corresponding to Cablevisión, the effect of the application of Telecom Argentina’s method of acquisition at its fair value in accordance with the IFRS 3 guidelines (see Financial Table No. 3) and the operations of Telecom Argentina as of January 1, 2018. On the other hand, in order to ease the understanding and analysis of the earnings evolution by its users, additional tables of the income statements are included, exposing on pro forma basis the comparative figures for 1H17 as if the merger between Telecom and Cablevisión had been effective during that period. The variations of results vs. 1H17 identified in this press release emanate from the comparison with the aforementioned “pro forma” information (see Financial Tables No 6, No 7, No 10, No 11, No 14 and No 15).

▪     Consolidated Revenues amounted to P$64,179 million (+29.1% vs. 1H17); of which Service Revenues reached P$59,133 million (+28.3% vs. 1H17). Considering the breakdown of Service Revenues, Mobile Services amounted P$22,398 million (+17.9% vs. 1H17); Internet Services totaled P$14,435 million (+33.2% vs. 1H17), while Cable TV Services and Fixed Telephony and Data Services amounted to P$13,872 million (+37.2% vs. 1H17) and P$8,247 million (+47.5% vs. 1H17), respectively.

▪     Mobile subscribers in Argentina: 19.1 million in 1H18, while Cable TV subscribers and Broadband accesses totaled 3.5 million and 4.1 million, respectively.

▪     Mobile Internet revenues of Personal in Argentina increased 36.3% vs. 1H17; reaching 54.7% participation in Service Revenues.

▪     Mobile ARPU of Personal in Argentina increased to P$165.0 per month in 1H18 (+21.9% vs. 1H17).

▪     Broadband ARPU reached P$585.1 per month in 1H18 (+42.0% vs. 1H17). Monthly churn stood at 1.5% in 1H18.

▪     Cable TV ARPU increased to P$653.3 per month in 1H18 (+26.3% vs. 1H17).

▪     Consolidated Operating costs -including D&A and impairment of PP&E- totaled P$50,525 million (+24.5% vs. 1H17).

▪     Operating Income before Depreciation and Amortization reached P$23,296 million (+36.6% vs. 1H17), 36.3% of consolidated revenues.

▪     Net Loss amounted to P$4,872 million in 1H18. Net Loss attributable to the Controlling Company amounted to P$4,912 million during the same period. The mentioned Net loss mainly reflects the impact of FX losses over financial results, partially offset by growth in Operating Income before D&A.

▪     Capex reached P$14,237 million in 1H18, equivalent to 22.2% of Consolidated Revenues.

▪     Net Financial Debt Position: P$48,526 million in 1H18.

*Unaudited non financial data

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	As of June, 30
(in million P$, except where noted)**	2018	2017	Δ $	Δ %
Consolidated Revenues	64,179	49,705	14,474	29.1%
Operating Income before D&A	23,296	17,048	6,248	36.6%
Operating Income	13,654	9,120	4,534	49.7%
Net (Loss) Income attributable to Controlling Company	(4,912)	5,028	(9,940)	-197.7%
Shareholders’ equity attributable to Controlling Company	119,869	n.a.	-	-
Net Financial Position - (Debt) / Cash	(48,526)	n.a.	-	-
CAPEX *	14,237	10,563	3,674	34.8%
Fixed lines in service (in thousand lines)	3,679	3,861	(182)	-4.7%
Mobile customers (in thousand)	21,459	22,983	(1,524)	-6.6%
Personal (Argentina)	18,631	19,529	(898)	-4.6%
Nextel (Argentina)	447	952	(505)	-53.0%
Núcleo (Paraguay) -including Wimax customers-	2,381	2,502	(121)	-4.8%
Broadband accesses (in thousand)	4,083	3,974	109	2.7%
Cable TV Suscribers (in thousand)	3,484	3,511	(27)	-0.8%
Argentina	3,341	3,366	(25)	-0.7%
Uruguay	143	144	(1)	-0.7%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	204.8	140.9	63.9	45.3%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$)	165.0	135.3	29.7	21.9%
Average Revenue per user (ARPU) Broadband (in P$) ***	585.1	411.9	173.2	42.0%
Average Revenue per user (ARPU) Cable TV (in P$)	653.3	517.0	136.2	26.3%

*(Unaudited information - figures as of 1H17 calculated as the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX)

**(Figures may not sum up due to rounding)

***(Calculated considering the average subscriber bases according to the billing criteria of each product)

Buenos Aires, August 8, 2018 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Loss of P$4,872 million for the six month period ended June 30, 2018, a decrease of -196.3% when compared to 1H17. Net loss attributable to the Controlling Company amounted to P$4,912 million (-P$9.940 million or -197.7% vs. 1H17).

	1H18	1H17	Δ $	Δ %
Consolidated Revenues (MMP$)	64,179	49,705	14,474	29.1%
Net (Loss) Income attributable to Controlling Company (MMP$)	(4,912)	5,028	(9,940)	(197.7%)
(Losses) Earnings attributable to Controlling Company per Share (P$)	(2.3)	2.3	(4.6)
(Losses) Earnings attributable to Controlling Company per ADR (P$)	(11.4)	11.7	(23.1)
Operating Income before D&A *	36.3%	34.3%
Operating Income *	21.3%	18.3%
Net (Loss) Income*	-7.6%	10.2%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H18 and 1H17

During 1H18, Consolidated Revenues increased by 29.1% to P$64,179 million (+P$14,474 million vs. 1H17), mainly driven by Cable TV Services, Internet Services and Mobile Services. Moreover, Operating Income reached P$13,654 million (+P$4,534 million or +49.7% vs. 1H17).

Consolidated Operating Revenues

Mobile Services

As of June 30, 2018, mobile clients amounted to 21.5 million.

In 1H18, services revenues represented P$22,398 million (+17.9% vs. 1H17). The commercial strategy was focused on promoting the consumption of mobile internet services through an integrated offer of plans suitable for all market segments.

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Mobile Services in Argentina

As of June 30, 2018, Personal reached 18.6 million subscribers in Argentina, where postpaid clients represented 37% of the subscriber base.

In 1H18, service revenues of Personal in Argentina (excluding equipment sales) amounted to P$19,386 million (+17.5% vs. 1H17), with 54.7% corresponding to mobile internet revenues (vs. 47.2% as in 1H17), as mobile internet revenues amounted to P$10,600 million (+36.3% vs. 1H17). In addition, equipment sales increased by 42.0% vs. 1H17, reaching P$4,798 million, equivalent to 19.8% of total revenues of Personal in Argentina.

The average monthly revenue per user (‘ARPU’) amounted to P$165.0 during 1H18 (+21.9% vs. 1H17).

As of June 30, 2018, Nextel reached approximately 0.4 million subscribers, where postpaid clients represented 82% of the subscriber base and prepaid clients represented the remaining 18%.

Commercial Initiatives

During the second quarter of 2018 and for mobile clients, the Company presented a special offer in international roaming for winter holidays, with the “Pack Mundo” bonus that includes free WhatsApp and data packs to navigate whenever the client is abroad.

At the same time, the promotion of the update of our clients’ devices with discounts and special financing continued, such as the offer presented on Father’s Day, and with new releases of innovative terminals, such as the Samsung S9.

As part of the mobile content and related with the new consumption modalities, the Company launched its webseries distribution platform through “Personal Play Webseries”, offering short-term premium fiction content, co-productions and other content in this format.

Regarding to actions linked to brand positioning, Personal and Huawei sponsored the launch of Personal Fest 2018, announcing a prominent line up, and the realization of the festival in the cities of Córdoba, Buenos Aires and Asunción (Paraguay).

Personal in Paraguay (‘Núcleo’)

As of June 30, 2018, Núcleo’s subscriber base reached around 2.4 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$2,090 million during 1H18 (+65.0% vs. 1H17). Internet revenues amounted to P$905 million (+55.0% vs. 1H17) representing 43.3% of 1H18 service revenues (vs. 46.1% in 1H17).

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Cable TV Services

Cable TV service revenues reached P$13,872 million in 1H18 (+37.2% vs. 1H17). This increase was mainly explained by an up selling of value added services combined with price modifications. Total Cable TV subscribers totaled almost 3.5 million, while the Cable TV ARPU reached P$653.3 during 1H18, rising +26.3% vs. 1H17. Moreover, average monthly churn during 1H18 improved to 1.1%.

In the second quarter of the year, Cablevisión continued adding outstanding titles to its grid of content on demand. Among the most outstanding is: the “El Lobista” co-production, The Handmaid´s Tale and The Terror. In addition, the CINE.AR signal from the National Institute of Cinema and Audiovisuals Arts (INCAA), which broadcasts films, short films, documentaries and the latest news from the national productions, was added to Cablevisión´s high- definition grid.

On the eve of the World Cup in Russia, the Company through Personal and Cablevisión presented a value proposal for customers that included the possibility of watching through Flow the 64 matches of the tournament, without consuming the data of the Personal plan.

Fixed Telephony and Data Services

During 1H18, revenues generated by fixed telephony and data reached P$8,247 million in 1H18, +47.5% vs. 1H17. The increase in fixed telephony services was mainly explained by monthly fee price increases that came into effect for both corporate and residential fixed line customers, and additionally due to the bundled offer of packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$204.8 in 1H18, +45.3% vs. 1H17.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/U$S exchange rate and due to the increase in the number of clients, generated in a context that evidence the strong position of Telecom as an integrated ICT provider.

In line with the convergent proposal of services and positioning the company as an integral provider of business solutions, the union of FiberCorp, Personal and Telecom brands was presented through a communication campaign, highlighting the power of the this unification for the segment.

Likewise, as part of the actions of the corporate business, FiberCorp participated for the sixth consecutive year as sponsor and technological partner of the OSDE Open Center in Cordoba, the golf tournament that is part of the PGA Tour Latin America.

Finally, in order to keep supporting the technological and innovative developments that take place in the country, Telecom was a technological supplier of Campus Party, the meeting of innovation, science and entertainment.

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Internet Services

Internet services revenues totaled P$14,435 during 1H18, +33.2% vs. 1H17. As of June 30, 2018, total broadband accesses increased to almost 4.1 million (+2.8% vs. 1H17). Additionally, broadband ARPU amounted to P$585.1 per month in 1H18 (+42.0% vs. 1H17). Moreover, the average monthly churn rate for the period remained stable around 1.5%. On the other hand, clients with service of 20Mb or higher currently represent 29% of the total customer base as of 1H18.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$50,525 million in 1H18, an increase of P$9,940 million, or +24.5% vs. 1H17 (including D&A and impairment of PP&E). Continuing with the trend observed during the lasts quarters, this overall increase is below inflation levels and moreover Revenue growth, which allowed a significant increase in the Company’s Operating Income before D&A and to improve its margin. This was a result of a higher level of efficiency in the cost structure. Higher costs are mainly associated to the effect of higher revenues, a highly competitive environment in the mobile and Internet businesses, the impact of higher direct and indirect labor costs generated by the operations in Argentina, the increase in costs of services contracted with our suppliers, higher programming and content costs due to cost from the incorporation of broadcasting signals of football matches.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$11,054 million (+21.4% vs. 1H17), mainly impacted by increases in salaries to unionized and non-unionized employees together with the associated social security contributions. Finally, total employees at the end of 1H18 amounted to 26,325 (vs. 26,992 in 1H17).

- Interconnection and transmission costs (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,974 million, +8.1% vs. 1H17. This increase is mostly explained by higher TLRD costs.

- Fees for services, maintenance, materials and supplies amounted to P$6,239 million (+20.9% vs. 1H17), mainly due to greater fees for services, mostly related to call centers and to higher fees driven mainly by new Company projects and services linked to operational management in general. There were also higher technical maintenance costs and higher hardware and software maintenance costs due to the increase in prices, the FX fluctuations and the higher level of activity.

- Taxes and fees with regulatory authorities reached P$5,235 million (+31.1% vs. 1H17). The increase was mainly due to the growth in sales.

- Commissions and advertising (Commissions paid to agents, prepaid card commissions and others) totaled P$3,818 million (+20.9% vs. 1H17). The increase is mostly due to collections fees and higher advertising charges, offset by a decrease in CPP commissions and commercial channels.

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- Cost of handsets sold totaled P$3,596 million (+21.9% vs. 1H17), this increase was for the most part a consequence of higher costs per unit due to the rise in participation of high-end devices.

- Programming and content costs totaled P$4,529 million (+53.4% vs. 1H17), largely due to the incorporation of the cost of signals to broadcast live football matches of the first division of the Argentine Football Association.

- Depreciation, amortization and impairment of PP&E amounted P$9,642 million (+21.6% vs. 1H17). Depreciations of PP&E totaled P$7,667 million, amortizations of intangible assets reached P$1,834 million, while the losses of PP&E reached P$39 million and the impairment of PP&E P$102 million. The higher charge is mostly due to a greater amortization and depreciation of PP&E and intangibles, corresponding to higher values allocated to the aforementioned assets resulting from the acquisition method under IFRS 3.

- Other Costs totaled P$4,438 million (+26.6% vs. 1H17), of which bad debt expenses reached P$1.273 million (+37.3% vs. 1H17), and whose increase is mainly due to the impact generated by the application as of the FY2018 of IFRS 9, partially offset by greater efficiency in the delinquency management, as well as other operating costs that totaled P$3,165 million, increasing by 22.8% vs. 1H17.

Net Financial Results

The Net Financial Results (including Financial Costs on Debt and Other Financial Results, net) showed a loss of P$20,847 million, compared with a loss of P$1,422 million in 1H17. The result was mainly due to FX losses of P$19,882 million (compared with a loss of P$696 million in 1H17), mostly due to the strong depreciation of the peso during the 1H18, followed by net interest losses of P$1,001 million (representing a greater loss of P$856 million vs. 1H17), which are partially offset by gains on investments of P$655 million (that generated greater earnings of P$682 million vs. 1H17).

Consolidated Net Financial Debt

As of June 30, 2018, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$48,526 million,  increasing when compared to the consolidated net financial debt position as of December 31, 2017 (calculated as the sum of consolidated net financial debt positions of Telecom Argentina and Cablevisión, which was P$9,580 million).

	in million of P$	1H17	1H18	$ Var
	FX results	-$ 696	-$ 19,882	-$ 19,186
	Net Interests	-$ 145	-$ 1,001	-$ 856
	Gains on investments	-$ 27	$ 655	$ 682
	Others	-$ 554	-$ 619	-$ 65
	Total	-$ 1,422	-$ 20,847	-$ 19,425

Capital Expenditures

During 1H18, the Company invested P$14,237 million, increasing approximately 34.8% from the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX as of 1H17, focusing on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data availability. Moreover, transmision and transport networks has been extended to unify the differents access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber  hybrid networks, in order to face the the increaseing services demand from mobile and fixed clients.  Likewise, significant

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investments have been made in the charging, billing and relationship systems with customers. In relative terms, CAPEX reached 22.2% of consolidated revenues.

In terms of infrastructure, the deployment of the 4G/LTE network continued throughout the country, reaching more than 1,400 cities, including all the capital cities of the provinces, reaching 11.1 million customers with 4G devices.

Simultaneously, anticipating the technological evolution, Personal and Nokia conducted a test of the 5G network under controlled environments, which achieved speeds of 10Gbps.

Relevant Matters

Acquisition of the entire remaining shares of the controlled company CV Berazategui S.A.

On April 4, 2018, Telecom Argentina informed that it had acquired representative shares of 30% of the social capital and votes of the company CV Berazategui S.A. (“CV Berazategui”), constituted in the Argentine Republic, for a total amount of US$ 8,968,000.-

The remaining 70% of the social capital and votes of CV Berazategui are owned by PEM S.A., company controlled by Telecom Argentina.

CV Berazategui is a licensee of Broadcasting Services provided by Subscription through Physical Link, license which was originally granted by Resolution N°630/COMFER/91, and provides the service in the Berazategui Department, Province of Buenos Aires to 21,392 Cable TV (CATV) subscribers and 7,190 broadband subscribers.

Contract with Vodafone

On June 14, 2018 Telecom Argentina announced the signature of a contract of strategic cooperation with Vodafone Sales & Services Limited (“Vodafone”), company with headquarters in the United Kingdom, which will allow Telecom Argentina to delineate its business strategies from sharing the best practices of a global reach telecommunications operator as it is Vodafone.

Merger by Absorption between Telecom Argentina S.A. (the Surviving Company) and Cablevisión S.A. (the Absorbed Company) – Resolution of the Secretary of Commerce

On June 29, 2018 Telecom Argentina was notified that the economic concentration operation which consists in the merger by absorption of Cablevisión S.A. (“Cablevisión”), as absorbed company, by Telecom Argentina, as surviving company, has been authorized by the Commerce Secretary in the terms of the item a) of the Section 13 of the Law N° 25,156 by means of the Resolution N° 374 APN-SECC#MP dated June 29, 2018, which was notified today, by which it was resolved, among others:

“SECTION 1.- (relevant part) Approve the assignment of ONE HUNDRED FORTY-THREE THOUSAND FOUR HUNDRED SIXTY-FOUR (143.464) residential clients from the internet service that is provided through the Arnet brand to the firm UNIVERSO NET S.A. implemented through FIVE (5) definitive contracts already signed (…), and in virtue of it,

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authorize in the terms of the subsection a) of the Article 13 of the Law N° 25,156 the merger operation by which TELECOM ARGENTINA S.A. absorbs CABLEVISIÓN S.A.

SECTION 2. - Accept the commitment of conduct submitted on May 21, 2018 by CABLEVISIÓN S.A., CABLEVISION HOLDING S.A., TELECOM ARGENTINA S.A. and FINTECH TELECOM LLC. (and as a continuation company of FINTECH MEDIA LLC.), which as an annex of joint signature N° IF-2018-30740468-APN-CNDC#MP forms an integral part of the majority opinion N° IF2018-30780664-APN-CNDC#MP, whereby TELECOM ARGENTINA SA “undertakes to limit until January 1, 2019, or until the possibility of requesting the registration of television by satellite subscription is enabled for all operators of ICT services, whichever comes first of these two events, the integrated marketing of the service of Television by Subscription by means of a physical link with the Mobile Communications service in all those locations where the Television by Subscription service is provided to date by means of physical link”, understood as integrated commercialization “exclusively to the joint sale of the services indicated in the previous paragraph (Television by Subscription by physical link and Mobile Communications) with a single tariff or a single invoice”, offering additionally “ to extend the term of the limitation (...) until July 1, 2019, or until the possibility of requesting the satellite subscription television registration in enabled for all operators of ICT services, whichever comes first, in those locations where they provide the service of Subscription Television to date by means of a physical link excluding Area II, as defined in the provisions of Decree No. 1461/93 as amended, and the cities of Rosario, Province of Santa Fe and Córdoba, Province of Córdoba”, clarifying that the “extension of the term offered will automatically cease, when in the same location, another provider makes an integrated offer of the Subscription Television Service through physical link with the Mobile Communications service.”

SECTION 3. - Accept the commitment of conduct submitted on May 21, 2018 by CABLEVISIÓN S.A., CABLEVISION HOLDING S.A., TELECOM ARGENTINA S.A. and FINTECH TELECOM LLC. (and as a continuation company of FINTECH MEDIA LLC.), which as an annex of joint signature N° IF-2018-0740468-APN-CNDC#MP forms an integral part of the majority Opinion N° IF2018-30780664-APN-CNDC#MP, whereby TELECOM ARGENTINA S.A. “is committed to offering the possibility that any current or new ISP can provide the retail broadband service from the leverage of the use of its copper network under ADSL technology,” stating that “this wholesale offer is open to any ISP under the same commercial conditions with the purpose of allowing them to offer products with speeds up to 6MB in all the capillarity of the cooper network of TELECOM” and that “only the 28 locations in which TELECOM divested the customers of the fixed broadband service that renders under the ARNET brand are excluded from this offer”, clarifying that “this commitment allows any ISP to offer products with speeds up to 6MB in all the capillarity of the copper network of TELECOM” and that “the ISP will be able to offer its service with the same processes, systems and technological infrastructure that TELECOM uses for its final clients (such as Dslams and international departure)”, according to the document that they have denominated as “Reference Offer of Wholesale Contract” which was attached and acts as Annex of joint signature N° IF-2018-30740468-APN-CNDC#MP to the referred Opinion.”

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8	www.telecom.com.ar

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of August 8, 2018, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin	Luis F. Rial Ubago	Nahuel Monsalvo
(5411) 4968 3752	(5411) 4968 3718	(5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

www.nextel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

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TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2018

(In million of Argentine pesos)

1-             Consolidated Balance Sheet

	06/30/18	12/31/17
Cash and cash equivalents	6,958	4,414
Financial Investments	4,925	110
Trade receivables	12,365	1,753
Other Receivables	2,993	828
Inventories	2,379	83
Total current assets	29,620	7,188
Financial Investments	3,682	-
Trade receivables	117	-
Goodwill	63,903	4,109
Property, plant and equipment (‘PP&E’)	91,585	22,080
Intangible assets	42,024	2,368
Other Receivables	1,384	531
Total non-current assets	202,695	29,088
TOTAL ASSETS	232,315	36,276
Trade payables	18,943	3,886
Financial debt	35,622	937
Salaries and social security payables	3,932	1,751
Taxes payables	2,276	1,858
Dividend Payable	-	4,078
Other liabilities	1,303	103
Provisions	455	0
Total current liabilities	62,531	12,613
Trade payables	160	-
Financial debt	28,469	9,907
Salaries and social security payables	145	-
Deferred income tax liabilities	14,880	266
Taxes payables	2	3
Other liabilities	858	134
Provisions	3,091	1,092
Total non-current liabilities	47,605	11,402
TOTAL LIABILITIES	110,136	24,015

Equity attributable to Controlling Company	119,869	11,694
Non-controlling interest	2,310	567
TOTAL EQUITY	122,179	12,261
TOTAL LIABILITIES AND EQUITY	232,315	36,276

2-             Consolidated Loans

	06/30/18	12/31/17
Bank overdrafts - principal	155	-
Bank and other financial institutions loans - principal	30,035	52
Notes - principal	2,301	-
Accrued interest and related expenses	2,095	29
For purchase of equipment	1,036	852
Companies under Section 33 - Law 19,550 and related parties	-	4
Total Current Loans	35,622	937
For purchase of equipment	441	465
Notes - principal	14,411	9,325
Bank and other financial institutions loans - principal	12,224	142
Accrued interest and related expenses	1,393	(25)
Total Non Current Loans	28,469	9,907
Total Loans	64,091	10,844

Cash and cash equivalents, and Financial Investments	15,565	4,524
Net Financial Position - Cash (Debt)	(48,526)	(6,320)

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2018

(In million of Argentine pesos)

3-    Effect of Business Combination - over Assets, Liabilities, Equity and Income

	Telecom (acquired Company) (1)	Adjustments on Income of Previous FY’s (2)	NIIF 3 Merger Effect (3)	Total indentifiable net assets, inc.
ASSETS CURRENT ASSETS
Cash and cash equivalents	2,831	-	-	2,831
Trade receivables (4)	8,636	157	(656)	8,137
Other current assets (4)	6,771	-	32	6,803
Total current assets	18,238	157	(624)	17,771
NON CURRENT ASSETS
Deferred income tax assets	626	-	(624)	2
Investments	2,657	-	3	2,660
Goodwill	2	-	59,653	59,655
Property, plant and equipment (‘PP&E’) (4)	28,538	-	34,209	62,747
Intangible assets	7,096	(85)	33,175	40,186
Other non current assets (4)	431	125	(125)	431
Total non currents assets	39,350	40	126,291	165,681
Total assets	57,588	197	125,667	183,452
LIABILITIES	-	-	-	-
CURRENT LIABILITIES
Total current liabilities	21,987	-	7	21,994
NON CURRENT LIABILITIES
Deferred income tax liabilities	48	83	16,610	16,741
Other non current liabilities	11,674	-	18	11,692
Total non current liabilities	11,722	83	16,628	28,433
Total Liabilities	33,709	83	16,635	50,427
EQUITY
Capital Stock - Outstanding Shares	969	-	(15)	954
Inflation Adjustment – Outstanding Shares	2,646	-	-	2,646
Capital Stock - Treasury Shares	15	-	-	15
Inflation Adjustment – Treasury Shares	42	-	-	42
Treasury shares acquisition cost	(461)	-	-	(461)
Merger Premium	-	-	109,469	109,469
Legal reserve	734	-	-	734
Special reserve for IFRS implementation	351	-	-	351
Voluntary reserve for investments in capital stock	461	-	-	461
Reserve for future cash dividend payments	9,730	-	-	9,730
Other comprehensive income	972	-	(972)	-
Cost of equity interest increase in controlled companies	(3)	-	3	-
Retained earnings	7,630	128	-	7,758
Equity attributable to Telecom Argentina	23,086	128	108,485	131,699
Equity attributable to non-controlling interest	793	(14)	547	1,326
TOTAL EQUITY	23,879	114	109,032	133,025
TOTAL LIABILITIES AND EQUITY	57,588	197	125,667	183,452

(1) According to the consolidated financial statements of Telecom as of December 31, 2017, approved by the Board of Directors of the Company on March 7, 2018. P$2MM

of Tuves Paraguay’s goodwill was reclassified from intangible assets to goodwill.

(2) Adjustment to results of previous fiscal years corresponding to initial balances of Telecom Argentina prior to the merger in application of IFRS 9 and IFRS 15 as of fiscal year 2018.

(3) Adjustments to the book value of the net assets of Telecom to fair value in accordance with IFRS 3.

(4) Fair value estimations are net of provisions for P$1,677 million, which are deducted from assets.

	Three month	Six month
Impact of greater asigned value over consolidated income statements	period ended	period ended
	June 30, 2018	June 30, 2018
Revenues	(5)	(11)
Operating costs before D&A	(20)	(100)
Operating income before D&A	(25)	(111)
Depreciation, amortization (‘D&A’) and impairment of PP&E	(1,621)	(3,197)
Operating income	(1,646)	(3,308)
Finance results, net	9	15
Net (loss) income before income tax expense	(1,637)	(3,293)
Income tax expense	491	988
Net (loss) Income	(1,146)	(2,305)
Attributable to Telecom Argentina (Controlling Company)	(1,133)	(2,279)
Attributable to non controlling interest	(13)	(26)

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Six month period and Second Quarter - Fiscal Year 2018
(In million of Argentine pesos)

4-	Consolidated Income Statements - as reported in FFSS
		06/30/18	06/30/17

	Revenues	64,179	19,233
	Consolidated Operating Costs	(50,525)	(13,540)
	Operating income	13,654	5,693

	Net Financial results and results of equity in earnings from associates	(20,756)	(816)

	Net (loss) income before income tax expense	(7,102)	4,877
	Income tax expense	2,230	(1,705)
	Net (loss) income	(4,872)	3,172

	Attributable to:
	Controlling Company	(4,912)	3,139
	Non-controlling interest	40	33

	Operating income before D&A	23,296	7,526
	As % of Revenues	36.3%	39.1%

	Net Financial results	06/30/18	06/30/17
	Financial expenses on debt
	Interest on debt	(1,345)	(316)
	Exchange differences on debt	(20,097)	(449)
	Financial debt discounts	(28)	1
	Other financial expenses	70	26
	Total financial expenses on debt	(21,400)	(738)
	Other financial results, net Interest and gains on investments	600	100
	Taxes and bank expenses	(607)	(242)
	Exchanges differences on cash and cash equivalents	1,538	4
	Exchanges differences from other items	(1,323)	51
	Financial discounts on assets, debts and diverse	(20)	8
	Results for operations with notes and bonds	655	(27)
	Results from changes on fair value of financial instruments	-	(8)
	Interest on provisions	(256)	(34)
	Quinquennial financial costs	(29)	-
	Others	(5)	(8)
	Total other financial results, net	553	(156)
		(20,847)	(894)

5-	Consolidated Income Statements - as reported in FFSS
	Three Months Comparison	06/30/18	06/30/17

	Revenues	33,481	9,800
	Consolidated Operating Costs	(26,953)	(6,955)
	Operating income	6,528	2,845
	Finance results, net	(18,493)	(845)
	Net (loss) income before income tax expense	(11,965)	2,000
	Income tax expense	3,612	(720)
	Net (loss) income	(8,353)	1,280

	Attributable to:
	Controlling Company	(8,372)	1,265
	Non-controlling interest	19	15

	Operating income before D&A	11,503	3,737
	As % of Revenues	34.4%	38.1%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Six month period and Second Quarter - Fiscal Year 2018
(In million of Argentine pesos)

6-	Consolidated Income Statements - Pro Forma

		06/30/18	06/30/17	Δ $	Δ %

	Revenues	64,179	49,705	14,474	29.1%
	Consolidated Operating Costs	(50,525)	(40,585)	(9,940)	24.5%
	Operating income	13,654	9,120	4,534	49.7%

	Net Financial results and results of equity in earnings from associates	(20,756)	(1,344)	(19,412)	-

	Net (loss) income before income tax expense	(7,102)	7,776	(14,878)	-191.3%
	Income tax expense	2,230	(2,715)	4,945	-182.1%
	Net (loss) income	(4,872)	5,061	(9,933)	-196.3%

	Attributable to:
	Controlling Company	(4,912)	5,028	(9,940)	-197.7%
	Non-controlling interest	[40]	[33]	[7]	21.2%

	Operating income before D&A	23,296	17,048	6,248	36.6%
	As % of Revenues	36.3%	34.3%

	Net Financial results	06/30/18	06/30/17	Δ $	Δ %
	Financial expenses on debt
	Interest on debt	(1,345)	(748)	(597)	79.8%
	Exchange differences on debt	(20,097)	(786)	(19,311)	-
	Financial debt discounts	(28)	[1]	(29)	-
	Other financial expenses on debt	[70]	[26]	[44]	169.2%
	Total financial expenses on debt	(21,400)	(1,507)	(19,893)	-
	Other financial results, net
	Interest and gains on investments	600	801	(201)	-25.1%
	Taxes and bank expenses	(607)	(525)	(82)	15.6%
	Exchanges differences on cash and cash equivalents	1,538	[43]	1,495	-
	Exchanges differences from other items	(1,323)	[47]	(1,370)	-
	Financial discounts on assets, debts and diverse	(20)	[8]	(28)	-
	Results for operations with notes and bonds	655	(27)	682	-
	Results from changes on fair value of financial instruments	-	(8)	[8]	-100.0%
	Interest on provisions	(256)	(198)	(58)	29.3%
	Quinquennial financial costs	(29)	(23)	(6)	26.1%
	Others	(5)	(33)	[28]	-84.8%
	Total other financial results, net	553	[85]	468	-
		(20,847)	(1,422)	(19,425)	-

7-	Consolidated Income Statements - Pro Forma
	Three Months Comparison	06/30/18	06/30/17	Δ $	Δ %

	Revenues	33,481	25,581	7,900	30.9%
	Consolidated Operating Costs	(26,953)	(20,956)	(5,997)	28.6%
	Operating income	6,528	4,625	1,903	41.1%
	Finance results, net	(18,493)	(1,366)	(17,127)	-
	Net (loss) income before income tax expense	(11,965)	3,259	(15,224)	-
	Income tax expense	3,612	(1,161)	4,773	-
	Net (loss) income	(8,353)	2,098	(10,451)	-

	Attributable to:
	Controlling Company	(8,372)	2,082	(10,454)	-
	Non-controlling interest	[19]	[16]	[3]	18.8%

	Operating income before D&A	11,503	8,567	2,936	34.3%
	As % of Revenues	34.4%	33.5%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2018

(In million of Argentine pesos)

8-	Breakdown of the Income Statements - as reported in FFSS

		06/30/18	06/30/17
	REVENUES FROM SERVICES	59,133	19,079
	Mobile Services	22,398	1,237
	Internet Services	14,435	6,728
	Cable TV Services	13,872	10,111
	Fixed Telephony and Data Services	8,247	706
	Other revenues from services	181	297

	REVENUES FROM EQUIPMENT SALES	5,046	154

	REVENUES	64,179	19,233

9-	Breakdown of the Income Statements - as reported in FFSS Three Months Comparison

		06/30/18	06/30/17
	REVENUES FROM SERVICES	30,634	9,762
	Mobile Services	11,453	604
	Internet Services	7,574	3,497
	Cable TV Services	7,206	5,150
	Fixed Telephony and Data Services	4,327	363
	Other revenues from services	74	148

	REVENUES FROM EQUIPMENT SALES	2,847	38

	REVENUES	33,481	9,800

10-	Breakdown of the Income Statements - Pro Forma

		06/30/18	06/30/17	Δ $	Δ %
	REVENUES FROM SERVICES	59,133	46,097	13,036	28.3%
	Mobile Services	22,398	18,996	3,402	17.9%
	Internet Services	14,435	10,837	3,598	33.2%
	Cable TV Services	13,872	10,111	3,761	37.2%
	Fixed Telephony and Data Services	8,247	5,590	2,657	47.5%
	Other revenues from services	181	563	(382)	-67.9%

	REVENUES FROM EQUIPMENT SALES	5,046	3,608	1,438	39.9%

	REVENUES	64,179	49,705	14,474	29.1%

11-	Breakdown of the Income Statements - Pro Forma Three Months Comparison
		06/30/18	06/30/17	Δ $	Δ %
	REVENUES FROM SERVICES	30,634	23,588	7,046	29.9%
	Mobile Services	11,453	9,639	1,814	18.8%
	Internet Services	7,574	5,792	1,782	30.8%
	Cable TV Services	7,206	5,149	2,057	39.9%
	Fixed Telephony and Data Services	4,327	2,717	1,610	59.3%
	Other revenues from services	74	291	(217)	-74.6%

	REVENUES FROM EQUIPMENT SALES	2,847	1,993	854	42.8%

	REVENUES	33,481	25,581	7,900	30.9%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2018

(In million of Argentine pesos)

12-	Consolidated Income Statements - as reported in FFSS

		06/30/18	06/30/17
	Revenues	64,179	19,233
	Employee benefit expenses and severance payments	(11,054)	(3,231)
	Interconnection and transmission costs	(1,974)	(356)
	Fees for services, maintenance, materials and supplies	(6,239)	(2,145)
	Taxes and fees with the regulatory authority	(5,235)	(1,412)
	Commissions and advertising	(3,818)	(875)
	Cost of equipments and handsets	(3,596)	(155)
	Programming and content costs	(4,529)	(2,487)
	Bad debt expenses	(1,273)	(252)
	Other operating income and expenses	(3,165)	(794)
	Subtotal Operating costs before D&A	(40,883)	(11,707)
	Operating income before D&A	23,296	7,526
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(9,642)	(1,833)
	Operating income	13,654	5,693
	Equity in earnings from associates	91	78
	Financial expenses on debt	(21,400)	(738)
	Other financial results, net	553	(156)
	Net (loss) income before income tax expense	(7,102)	4,877
	Income tax expense	2,230	(1,705)
	Net (loss) Income	(4,872)	3,172
	Attributable to:
	Controlling Company	(4,912)	3,139
	Non-controlling interest	40	33

13-	Consolidated Income Statements - as reported in FFSS Three Months Comparison

		06/30/18	06/30/17
	Revenues	33,481	9,800
	Employee benefit expenses and severance payments	(5,837)	(1,680)
	Interconnection and transmission costs	(1,043)	(184)
	Fees for services, maintenance, materials and supplies	(3,358)	(1,125)
	Taxes and fees with the regulatory authority	(2,766)	(721)
	Commissions and advertising	(2,109)	(426)
	Cost of equipments and handsets	(2,071)	(99)
	Programming and content costs	(2,384)	(1,280)
	Bad debt expenses	(660)	(118)
	Other operating income and expenses	(1,750)	(430)
	Subtotal Operating costs before D&A	(21,978)	(6,063)
	Operating income before D&A	11,503	3,737
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(4,975)	(892)
	Operating income	6,528	2,845
	Equity in earnings from associates	48	38
	Financial expenses on debt	(18,870)	(891)
	Other financial results, net	329	8
	Net (loss) income before income tax expense	(11,965)	2,000
	Income tax expense	3,612	(720)
	Net (loss) Income	(8,353)	1,280
	Attributable to:
	Controlling Company	(8,372)	1,265
	Non-controlling interest	19	15

15	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2018

(In million of Argentine pesos)

14-	Consolidated Income Statements - Pro Forma

		06/30/18	06/30/17	Δ $	Δ %
	Revenues	64,179	49,705	14,474	29.1%
	Employee benefit expenses and severance payments	(11,054)	(9,109)	(1,945)	21.4%
	Interconnection and transmission costs	(1,974)	(1,826)	(148)	8.1%
	Fees for services, maintenance, materials and supplies	(6,239)	(5,162)	(1,077)	20.9%
	Taxes and fees with the regulatory authority	(5,235)	(3,994)	(1,241)	31.1%
	Commissions and advertising	(3,818)	(3,157)	(661)	20.9%
	Cost of equipments and handsets	(3,596)	(2,951)	(645)	21.9%
	Programming and content costs	(4,529)	(2,953)	(1,576)	53.4%
	Bad debt expenses	(1,273)	(927)	(346)	37.3%
	Other operating income and expenses	(3,165)	(2,578)	(587)	22.8%
	Subtotal Operating costs before D&A	(40,883)	(32,657)	(8,226)	25.2%
	Operating income before D&A	23,296	17,048	6,248	36.6%
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(9,642)	(7,928)	(1,714)	21.6%
	Operating income	13,654	9,120	4,534	49.7%
	Equity in earnings from associates	91	78	13	16.7%
	Financial expenses on debt	(21,400)	(1,507)	(19,893)	-
	Other financial results, net	553	85	468	-
	Net (loss) income before income tax expense	(7,102)	7,776	(14,878)	-191.3%
	Income tax expense	2,230	(2,715)	4,945	-182.1%
	Net (loss) Income	(4,872)	5,061	(9,933)	-196.3%
	Attributable to:
	Controlling Company	(4,912)	5,028	(9,940)	-197.7%
	Non-controlling interest	40	33	7	21.2%

15-	Consolidated Income Statements - Pro Forma Three Months Comparison
		06/30/18	06/30/17	Δ $	Δ %
	Revenues	33,481	25,581	7,900	30.9%
	Employee benefit expenses and severance payments	(5,837)	(4,819)	(1,018)	21.1%
	Interconnection and transmission costs	(1,043)	(893)	(150)	16.8%
	Fees for services, maintenance, materials and supplies	(3,358)	(2,724)	(634)	23.3%
	Taxes and fees with the regulatory authority	(2,766)	(2,052)	(714)	34.8%
	Commissions and advertising	(2,109)	(1,573)	(536)	34.1%
	Cost of equipments and handsets	(2,071)	(1,714)	(357)	20.8%
	Programming and content costs	(2,384)	(1,463)	(921)	63.0%
	Bad debt expenses	(660)	(451)	(209)	46.3%
	Other operating income and expenses	(1,750)	(1,325)	(425)	32.1%
	Subtotal Operating costs before D&A	(21,978)	(17,014)	(4,964)	29.2%
	Operating income before D&A	11,503	8,567	2,936	34.3%
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(4,975)	(3,942)	(1,033)	26.2%
	Operating income	6,528	4,625	1,903	41.1%
	Equity in earnings from associates	48	38	10	26.3%
	Financial expenses on debt	(18,870)	(1,655)	(17,215)	-
	Other financial results, net	329	251	78	31.1%
	Net (loss) income before income tax expense	(11,965)	3,259	(15,224)	-
	Income tax expense	3,612	(1,161)	4,773	-
	Net (loss) Income	(8,353)	2,098	(10,451)	-
	Attributable to:
	Controlling Company	(8,372)	2,082	(10,454)	-
	Non-controlling interest	19	16	3	18.8%

16	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 9, 2018	By:	/s/ Gabriel P. Blasi
	Name:	Gabriel P. Blasi
	Title:	Responsible for Market Relations